EXHIBIT 99

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	June 15, 2006

Seabridge to Drill Gold Targets at Kerr-Sulphurets
7,500 Meter Core Program Expected to Commence this July

Toronto, Canada…Seabridge Gold announced today that it will fund a 7,500 meter core drill program this summer at its 100%-owned Kerr-Sulphurets project located in British Columbia, Canada. The program is designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets deposit and by systematically drilling the promising new Mitchell gold zone identified in previous work. Following the program, a 43-101 Technical Report outlining resources will be prepared for the Mitchell, Sulphurets and Kerr deposits.

The Sulphurets deposit was the focus of an extensive drill delineation program during Placer Dome’s involvement on the project. Historic resources at Sulphurets were defined in a zone measuring approximately 1,000 meters long by 200 meters wide by 200 meters down-dip, following a low angle fault. Gold and copper are associated with quartz veins in the fault zone and in broader zones of intense silicic alteration in breccia below the fault. Seabridge is planning to drill seven core holes designed to (1) test for an extension of the Sulphurets deposit by 400 meters to the northeast in the area of the current gap between the Sulphurets deposit and the Icefields target identified by Falconbridge; (2) test for an extension of the Sulphurets deposit to the southwest toward the Canyon Zone previously drilled by Esso Minerals; and (3) test for a down-dip extension of mineralization within the heart of the Sulphurets deposit.

The Mitchell zone was first drilled by Placer Dome and identified as a porphyry gold-copper system. Three core holes drilled by Placer Dome in 1991 at the Mitchell zone encountered gold-copper mineralization grading approximately 0.70 grams per tonne (gpt) gold and 0.20% copper over their entire lengths (+150 meters). In 2005, Falconbridge drilled one core hole 750 meters west of the Placer drilling and encountered similar grades over the last 227.9 meters of the 282.9 meter hole. Previous work suggests that the zone may extend over an area of 1,500 by 500 meters. More than 19 core holes will be drilled this summer into this area on 200 meter centers with the objective of defining a reportable gold resource.

Historical drill hole results from the Mitchell Zone

Drill Hole	Operator	From (m)	To (m)	Length (m)	Au gpt	Cu %
S91-386	PlacerDome	0.0	153.7	153.7	0.73	0.18
S91-387	PlacerDome	0.0	154.3	154.3	0.68	0.16
S91-395	PlacerDome	0.0	190.5	190.5	0.68	0.25
WM-05-01	Falconbridge	55.0	282.9	227.9	0.75	0.19

To fund the 2006 drill program at Kerr-Sulphurets, Seabridge has arranged a private placement of 325,000 flow-through shares at Cdn.$11.25 per share for gross proceeds of Cdn.$3,656,250. The shares to be issued under this private placement will be subject to a four-month hold period. There are no commissions or finder’s fees payable on the financing. Closing of this financing is subject to regulatory

172 King Street East, 3rd Floor; Toronto, Canada M5A 1J3
Telephone: (416) 367-9292 Facsimile: (416) 367-2711

approval and completion of final documentation. Approximately 10% of the financing has been taken up by insiders of the Company.

Seabridge acquired a 100% interest in the 68.8 square kilometer Kerr-Sulphurets project from Placer Dome (CLA) Limited in June 2001. The project consisted of two deposits which were modeled separately by Placer Dome. Sulphurets is the collective name for at least four intrusive-centered gold-rich zones spanning approximately three kilometers of strike length. The resource calculations made by Placer Dome for Sulphurets were confined to 1,000 meters of the three kilometer strike length. The Kerr deposit was modeled by Placer Dome as a copper-gold porphyry system. The following resource estimates for these deposits, prepared and published by Placer Dome in 1993, pre-date National Instrument 43-101 and are considered historic estimates. Seabridge's Senior Vice President, William Threlkeld (Licensed Registered Geologist #790 in the State of Washington) has conducted a detailed review of the supporting data and the independent historical mineral resource estimates and concluded they are relevant and reliable. Mr. Threlkeld also confirms that since the date of his review of the resource model, there has been no additional exploration results at the Kerr-Sulphurets Project of which he is aware which could result in a change in the above stated historical resource estimates.

Kerr-Sulphurets Historic Resources

Sulphurets (1) Kerr (2)	Indicated Resources					Inferred Resources
	Tonnes (000’s)	Gold Grade (g/T)	Gold Ounces (000’s)	Cu Grade (%)	Copper (Million Pounds)	Tonnes (000’s)	Gold Grade (g/T)	Gold Ounces (000’s)	Cu Grade (%)	Copper (Million Pounds)
	39,300 74,030	1.05 0.34	1,332 809	0.32 0.74	277 1,208	15,500 66,780	0.92 0.37	458 794	0.33 0.76	113 1,119
Total	113,330	0.59	2,141	0.59	1,485	82,280	0.47	1,252	0.68	1,232

(1)	Resources for Sulphurets deposit calculated at a 0.50 gram per tonne gold cut-off grade.
(2)	Resources for Kerr deposit calculated at a 0.40% copper cut-off grade.

The 2006 drill program will be executed by Falconbrige Limited’s exploration team which has worked on the project for the past three years. Falconbridge had an option to earn an interest in the Kerr-Sulphurets project from September 2002 to April 2006 when it agreed to terminate its option in return for Seabridge common shares and warrants (see news release dated April 27, 2006 for details). Exploration activities at Kerr-Sulphurets will be conducted under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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the adequacy or accuracy of this release.